Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust Announces Closing of Bought Deal Trust Unit Offering

     <<
     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
     THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY
     CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/
     >>

     CALGARY, Feb. 6 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust") announced today the closing of the previously announced offering of
15,474,400 trust units (including 2,018,400 trust units issued pursuant to the exercise in full of the over-allotment option granted to the underwriters) at a price of $16.35 per trust unit for total gross proceeds of approximately
$253 million on a bought deal basis. The syndicate of underwriters was led by
RBC Capital Markets and includes: CIBC World Markets Inc., BMO Capital
Markets, Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp.,
National Bank Financial Inc., Canaccord Capital Corporation, Peters & Co.
Limited, Raymond James Ltd., Thomas Weisel Partners LLC, and Tristone Capital
Inc.
     Net proceeds of approximately $240 million will be used to partially finance the Trust's 2009 capital expenditure program and positions the Trust to execute on its expansion plans.
     The securities offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such
Act. This release does not constitute an offer for sale of trust units in the
U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5 billion. The Trust expects 2009 oil and gas production to average 64,000 to 65,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2009 and beyond; the sources, deployment and allocation of expected capital in 2009; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

     This news release is not for dissemination in the United States or to any
United States new services. The trust units of ARC have not and will not be registered under the United States Securities Act of 1933, as amended (the
"U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

     ARC ENERGY TRUST

     <<
     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 14:10e 06-FEB-09